NEWS RELEASE
TSX Venture Exchange Symbol SNV	April 30th, 2008

SONIC TO CONSOLIDATE 100% OWNERSHIP IN
PETROSONIC HEAVY OIL VENTURE
Heavy Oil Upgrading Sonoprocess™ to be developed by SONIC

Vancouver, CANADA SONIC Technology Solutions Inc. (“SONIC” or “the Company”) is very pleased to announce that it has agreed on definitive terms to acquire all of the issued and outstanding shares of PetroSonic Energy Systems Inc. (“PetroSonic”) not currently owned by the Company, giving SONIC 100% control and ownership of PetroSonic.

Under SONIC’s previous agreement with PetroSonic all development and testing work has been funded by PetroSonic. This resulted in the successful demonstration of a proprietary accelerated upgrading Sonoprocess™ for heavy oil by de-asphalting and vis-breaking. SONIC held a 40% equity interest in PetroSonic in return for the grant of an exclusive licence. Under the amended terms agreed to by SONIC and PetroSonic shareholders, SONIC will acquire the remaining 60% of the issued and outstanding shares of PetroSonic for an aggregate price of $750,000 payable in common shares of the Company at a share price of $0.25.

Mr. Adam Sumel, CEO and President of SONIC commented “The roll-out plan for PetroSonic requires a significant commitment by SONIC which is only possible if we fully focus on this opportunity. The principals and management of PetroSonic fully support this conversion and will continue to assist the Company on the understanding that the Company will devote the resources necessary to ensure that this opportunity is realized. The recent agreement to acquire Northern Oil Research Technologies is a key aspect of this commitment.”

SONIC will continue to rapidly develop the PetroSonic heavy oil upgrading Sonoprocess™ by adding appropriate chemistries to reduce sulphur and increase liquid yield. PetroSonic’s roll-out plan calls for the installation of a pilot plant with an oil producer and subsequent conversion to a commercial facility. Integration of SONIC’s heavy oil upgrading Sonoprocess™ with the recently acquired proprietary processes of Northern Oil Research Technologies Inc. provides an excellent low-cost, low pressure and low temperature upgrading system in the field. This “cold-cracking” solution will help oil producers to leverage value of heavy crude oil at the source, capturing greater benefits in the value chain while significantly improving economic efficiencies and eliminating costs associated with expensive diluents and transportation.

About SONIC
SONIC develops and markets Sonoprocess™ technologies utilizing sonic energy to create more sustainable processes. Sonic Environmental Solutions markets the Sonic Treatment System via licenced soil remediation partners, PetroSonic Energy Systems is developing heavy oil processes and SonoOil is developing improved oil sands processes. SONIC has also developed opportunities in BioSonic processing and materials processing.

Sonoprocess™ Technologies
• Sustainable • Efficient • Economic •

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions Inc.	Or Email: info@SONICTSI.com

www.SONICTSI.com